COBHAM

RECEIVED

2006 JUN 12 P 4:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Brook Road, Wimborne
Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/19820

8th June 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

06014324

Dear Sirs

SUPPL

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement relating to the Annual Information Update dated 31 May 2006..
2. Stock Exchange announcement relating to the Cobham AGM statement dated 7 June 2006.
3. Stock Exchange announcement relating to senior appointments dated 7 June 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

J M Pope
Company Secretary/Solicitor

6/13

Regulatory Announcement

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RECEIVED
2006 JUN 12 P 4:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Cobham PLC
TIDM	COB
Headline	Annual Information Update
Released	16:14 31-May-06
Number	8555D

RNS Number:8555D
Cobham PLC
31 May 2006

31st May 2006

COBHAM PLC - ANNUAL INFORMATION UPDATE

PROSPECTUS RULE PR 5.2 R

In the 12 months immediately preceding the date of this update, the company has published or made available to the public information, in circumstances referred to in Prospectus Rule 5.2 R, as set out below.

In accordance with Article 27(3) of the Prospectus Directive Regulations, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

ANNOUNCEMENTS MADE VIA RNS, A REGULATORY INFORMATION SERVICE

Time and date of filing and publication	Description
16.01 24.05.06	Cobham plc - Holding(s) in Company
10.53 24.05.06	Cobham plc - Director/PDMR Shareholding
09.16 24.05.06	Cobham plc - Contract
07.00 24.05.06	Cobham plc - Site Tour and Presentation
15.31 11.05.06	Cobham plc - Director/PDMR Shareholding
10.49 05.05.06	Cobham plc - Holding(s) in Company
13.45 03.05.06	Cobham plc - Annual Report and Accounts
09.42 24.04.06	Cobham plc - Additional Listing
14.17 21.04.06	Cobham plc - Director/PDMR Shareholding
13.45 13.04.06	Cobham plc - Death of Sir Michael Cobham
07.00 13.04.06	Cobham plc - Disposal
12.31 10.04.06	Cobham plc - Additional Listing

07.00	04.04.06	Cobham plc - Division Briefing
14.08	27.03.06	Cobham plc - Director/PDMR Shareholding
07.00	27.03.06	Cobham plc - Disposal
18.21	15.03.06	Cobham plc - Holding(s) in Company
14.46	09.03.06	Cobham plc - Dividend Declaration
09.02	09.03.06	Cobham plc - Disposal - Amendment
07.01	09.03.06	Cobham plc - Final Results
07.00	08.03.06	Cobham plc - Contract
07.00	03.03.06	Cobham plc - Contract
10.09	14.02.06	Cobham plc - Notice of Results
07.00	13.02.06	Cobham plc - Joint Venture
10.38	06.02.06	Cobham plc - Additional Listing
09.27	30.01.06	Cobham plc - Additional Listing
10.00	23.01.06	Cobham plc - Additional Listing
08.03	23.01.06	Cobham plc - Contract - Amendment
16.39	17.01.06	Cobham plc - Director/PDMR Shareholding
07.00	11.01.06	Cobham plc - Acquisition
07.00	05.01.06	Cobham plc - Contract
10.49	23.12.05	Cobham plc - Additional Listing
14.19	21.12.05	Cobham plc - Holding(s) in Company
11.30	12.12.05	Cobham plc - Holding(s) in Company
07.00	12.12.05	Cobham plc - Trading Statement
07.00	12.12.05	Cobham plc - Contract
07.00	07.12.05	Cobham plc - Contract
12.00	05.12.05	OFT - Merger Update
07.00	28.11.05	Cobham plc - Contract
09.03	24.11.05	Cobham plc - Additional Listing
14.45	17.11.05	Cobham plc - Disposal
09.42	07.11.05	Cobham plc - Additional Listing
14.06	01.11.05	Cobham plc - Disposal
07.00	17.11.05	Cobham plc - Divisional Presentation
14.50	07.10.05	Cobham plc - Director/PDMR Shareholding
15.00	03.10.05	OFT - Merger Update

14.43 03.10.05	Cobham plc - Interim Results
07.00 29.09.05	Cobham plc - Senior Appointments
13.24 22.09.05	Cobham plc - Director/PDMR Shareholding
11.48 20.09.05	Cobham plc - Directorate Change
15.15 13.09.05	Cobham plc - Dividend Declaration
08.59 13.09.05	Cobham plc - Disposal
07.01 13.09.05	Cobham plc - Interim Results
07.17 08.09.05	Cobham plc - Contract
17.34 01.09.05	Cobham plc - Holding(s) in Company
07.15 30.08.05	Cobham plc - Notice of Results
07.00 15.08.05	Cobham plc - Cobham Update: Contract Awards
15.51 03.08.05	Cobham plc - Directorate
07.15 01.08.05	Cobham plc - Acquisition and Disposal
07.15 01.08.05	Cobham plc - Refinancing
07.00 29.07.05	Cobham plc - Contract Win
13.13 19.07.05	Cobham plc - Holding(s) in Company
10.37 15.07.05	Cobham plc - Holding(s) in Company
07.00 08.07.05	Cobham plc - Share Subdivision
07.00 08.07.05	Cobham plc - Additional Listing
15.56 01.07.05	Cobham plc - Blocklisting Interim Review
15.49 01.07.05	Cobham plc - Blocklisting Interim Review
07.00 27.06.05	Cobham plc - Disposal
07.00 23.06.05	Cobham plc - Acquisition
07.00 20.06.05	Cobham plc - Resignation of Director
10.17 17.06.05	Cobham plc - Acquisition
11.29 15.06.05	Cobham plc - Additional Listing
11.48 10.06.05	Cobham plc - Holding(s) in Company
13.50 08.06.05	Cobham plc - Share sub-division, AGM
12.22 08.06.05	Cobham plc - AGM Statement
12.15 07.06.05	Cobham plc - Holding(s) in Company
10.22 07.06.05	Cobham plc - Summary Transition to IFRS
10.20 07.06.05	Cobham plc - Transition to IFRS
09.07 03.06.05	Cobham plc - Notice of Investor Day

Copies of the above documents can be located at the London Stock Exchange's website (www.londonstockexchange.com) and also at the company's website (www.cobham.com).

INFORMATION POSTED ON THE COMPANY'S WEBSITE WWW.COBHAM.COM

Date	Description
26.05.06	Sir Michael Cobham memorial service
05.05.06	Annual Report and Accounts for 2005
05.05.06	Updated Re-statement of 2004 results to International Reporting Standards Presentation
09.03.06	Preliminary Results 2005 Presentation
09.03.06	Cobham Preliminary Results 2005 webcast
24.02.06	Virgin Atlantic Global Flyer breaks record with Cobham equipment
05.01.06	Cobham Refuelling Systems successfully tested in Swedish Flight Trials
03.01.06	New Year's honour for Alex Hannam
20.09.05	Terms of Reference and Constitution of the Remuneration Committee
13.09.05	2005 Interim Results Presentation
23.08.05	Wallop Defence Systems the partner in airborne countermeasures with the UK Ministry of Defence
07.06.05	Cobham plc - Investor Day Presentation

Copies of the above documents can be located at the company's website (www.cobham.com).

DOCUMENTS FILED AT COMPANIES HOUSE

Date	Form	Description
25.05.06	88(2)R	Return of allotment of shares or securities
25.05.06	88(2)R	Return of allotment of shares or securities
23.05.06	88(2)R	Return of allotment of shares or securities
16.05.06	AA	Group of Companies' Accounts made up to 31/12/05
08.05.06	88(2)R	Return of allotment of shares or securities
05.05.06	88(2)R	Return of allotment of shares or securities
27.04.06	88(2)R	Return of allotment of shares or securities
19.04.06	88(2)R	Return of allotment of shares or securities
10.04.06	88(2)R	Return of allotment of shares or securities
05.04.06	88(2)R	Return of allotment of shares or securities

07.04.06	88(2)R	Return of allotment of shares or securities
03.04.06	88(2)R	Return of allotment of shares or securities
14.03.06	88(2)R	Return of allotment of shares or securities
07.03.06	88(2)R	Return of allotment of shares or securities
07.03.06	88(2)R	Return of allotment of shares or securities
07.03.06	88(2)R	Return of allotment of shares or securities
07.03.06	88(2)R	Return of allotment of shares or securities
07.03.06	88(2)R	Return of allotment of shares or securities
09.02.06	88(2)R	Return of allotment of shares or securities
08.02.06	88(2)R	Return of allotment of shares or securities
26.01.06	88(2)R	Return of allotment of shares or securities
26.01.06	88(2)R	Return of allotment of shares or securities
26.01.06	88(2)R	Return of allotment of shares or securities
13.01.06	88(2)R	Return of allotment of shares or securities
10.01.06	88(2)R	Return of allotment of shares or securities
06.01.06	88(2)R	Return of allotment of shares or securities
22.12.05	88(2)R	Return of allotment of shares or securities
19.12.05	88(2)R	Return of allotment of shares or securities
16.12.05	88(2)R	Return of allotment of shares or securities
20.12.05	288a	Notice of change of directors or secretaries or in their particulars
08.12.05	88(2)R	Return of allotment of shares or securities
07.12.05	88(2)R	Return of allotment of shares or securities
07.12.05	88(2)R	Return of allotment of shares or securities
02.12.05	88(2)R	Return of allotment of shares or securities
02.12.05	88(2)R	Return of allotment of shares or securities
02.12.05	88(2)R	Return of allotment of shares or securities
29.11.05	88(2)R	Return of allotment of shares or securities
28.11.05	88(2)R	Return of allotment of shares or securities
17.11.05	88(2)R	Return of allotment of shares or securities
17.11.05	88(2)R	Return of allotment of shares or securities
02.11.05	88(2)R	Return of allotment of shares or securities
25.08.05	88(2)R	Return of allotment of shares or securities
25.08.05	122	Notice of sub-division of shares

17.08.05 88(2)R Return of allotment of shares or securities

08.08.05	363a	Annual Return
25.07.05	88(2)R	Return of allotment of shares or securities
18.07.05	288c	Notice of change of directors or secretaries or in their particulars
18.07.05	88(2)R	Return of allotment of shares or securities
06.07.05	88(2)R	Return of allotment of shares or securities
06.07.05	288b	Notice of change of directors or secretaries or in their particulars
27.06.05	88(2)R	Return of allotment of shares or securities
20.06.05	RES01	Special Resolutions
09.06.05	88(2)R	Return of allotment of shares or securities
02.06.05	88(2)R	Return of allotment of shares or securities
02.06.05	AA	Group of Companies' Accounts made up to 31/12/04

Copies of the above documents are available from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM

Date	Description
03.05.06	Report and Accounts for 2005
	Shareholder circular incorporating chairman's letter, appendix and notice of annual general meeting
	Proxy card
03.10.05	Interim results for the half year to 30th June 2005
08.06.05	Resolution to sub-divide the company's ordinary shares and resolution to adopt new articles of association passed at the 2005 annual general meeting

Information on the above documents may be obtained by contacting the Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel: 020 7066 1000).

DOCUMENTS SUBMITTED TO THE US SECURITIES AND EXCHANGE COMMISSION

The company has submitted information required in connection with an application for and the maintenance of an exemption under the US Securities and Exchange Commission rule 12g3-2b.

Note: the dates of filing can be obtained by visiting

www.sec.gov/edgar/searchedgar/webusers.htm.

J M Pope

Company Secretary

Cobham plc Tel: 01202 857552

END

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	AGM Statement
Released	12:00 07-Jun-06
Number	1877E

RNS Number:1877E
Cobham PLC
07 June 2006

7 June 2006

COBHAM AGM STATEMENT

Cobham plc ("Cobham") will hold its Annual General Meeting at 12.00 today at Painters' Hall, London and Gordon Page, Chairman, will make the following statement:

"Following a strong 2005, the year has started well and, in line with the pattern of previous years, trading in 2006 will continue to be biased towards the second half. The outlook for both defence and commercial aerospace markets remains strong. We are making good progress with the implementation of our strategy and continue to enhance our leadership positions across the high technology growth segments of the aerospace and defence markets.

Over the last few months, the Group has been awarded a number of important contracts, including our largest contract to date, worth A$1bn over 12 years, for the Coastwatch programme in Australia. In the USA, an initial order worth US$18m was received for personal safety equipment to be used on High Mobility Multipurpose Wheeled Vehicles and a US$8m order was received for external fuel tanks for the F-22 Raptor jet. Cobham has also been awarded a contract worth up to US$49m over four years for the supply of tactical communication VHF antennas to the US Army. This strong order intake has resulted in an order book at the end of April 2006 of over £1.8bn.

The Group previously announced its strategic intention to reshape the portfolio and dispose of certain of its businesses. This year we have disposed of our Countermeasures businesses, Precision Antennas, a telecom equipment provider, Atlas Composites and a number of properties. Over £75m of proceeds will be generated.

In the last few months in the Cobham Services Division we have completed the acquisition of Aerodata Flight Inspection GmbH in Germany and the outstanding minority interest in Flight Precision Limited in the UK for a cash consideration of up to €11.2m.

The Board is committed to exploiting the strategy announced in 2005. The Group is strongly positioned in rapidly growing markets and its increased focus and investment is expected to deliver continued profitable growth. As a result, the Board remains confident in its outlook for the full year."

- ends -

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Group Financial Director
Julian Wais, Director of Investor Relations

Weber Shandwick Square Mile

Susan Ellis/Kirsty Raper +44 (0)20 7067 0700

NOTES

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

END

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Senior Appointments
Released	07:00 07-Jun-06
Number	1682E

RNS Number:1682E
Cobham PLC
07 June 2006

7 June 2006

COBHAM PLC

SENIOR APPOINTMENTS

Cobham plc is pleased to announce that in accordance with its strategy it has further strengthened its group function with the following appointments:

Vincent Mifsud has been appointed Head of Technology, reporting to Andy Stevens, Chief Operating Officer. Vincent has more than 25 years experience in the aerospace and defence industry at start-up, operating unit, Divisional and Group level. He previously worked as Group Technical Director of Vickers plc and more recently as Managing Director of QinetiQ's Weapons Technology Division. Vincent has a Ph.D from Cambridge University.

Julian Wais has been appointed Director of Investor Relations, reporting to Warren Tucker, Group Financial Director. Julian previously worked for Hays Allan, Ernst & Young and Bass PLC, before joining Severn Trent Plc in 1994, where he held several senior roles including Head of Investor Relations from 2002. He is a Fellow of the Institute of Chartered Accountants in England & Wales.

ENQUIRIES

Cobham plc	
Allan Cook, Chief Executive	+44 (0)1202 882 020
Warren Tucker, Group Financial Director	
Julian Wais, Director of Investor Relations	
Weber Shandwick Square Mile	
Susan Ellis/Kirsty Raper	+44 (0)20 7067 0700

NOTES

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

This information is provided by RNS
The company news service from the London Stock Exchange

END